FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

August 9, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

Not for release, publication or distribution in, into or from Australia, Canada or Japan.

Akzo Nobel Offer Update – Takeover Panel Extension

Arnhem, the Netherlands, August 9, 2007 – Akzo Nobel N.V. (‘Akzo Nobel’) notes the announcement made earlier today by the Takeover Panel. The Panel Executive has extended the date by which Akzo Nobel must either announce a firm intention to make an offer for Imperial Chemical Industries PLC (‘ICI’) under Rule 2.5 of the Takeover Code, or announce that it does not intend to make an offer for ICI, to 10am GMT on Monday August 13, 2007.

Akzo Nobel confirms that discussions between the parties regarding pre-conditions to an offer and completion of due diligence continue.

Akzo Nobel also confirms that its indicative proposal remains 670p in cash per ICI share. In addition, ICI shareholders would receive a second interim dividend of 5p per share, provided that if the completion date of any offer falls prior to December 31, 2007, such second interim dividend shall be paid pro rata by reference to where the completion date falls between July 1, and December 31, 2007.

A further announcement will be made in due course.

As required by the Takeover Code, Akzo Nobel confirms that this announcement is being made with the agreement and approval of ICI.

There can be no certainty that Akzo Nobel's indicative proposal will result in any offer or transaction.

- - -

Note to editors
Akzo Nobel is a Fortune Global 500 company and is listed on both the Euronext Amsterdam and NASDAQ stock exchanges. It is also included on the Dow Jones Sustainability Indexes and FTSE4Good Index. Based in the Netherlands, we are a multicultural organization serving customers throughout the world with coatings, chemicals and human and animal healthcare products. We employ around 62,000 people and conduct our activities in these four segments, with operating subsidiaries in more than 80 countries. Consolidated revenues for 2006 totaled EUR 13.7 billion. The financial results for the third quarter will be published on October, 23, 2007.

Internet: www.akzonobel.com

Not for publication – for more information

Akzo Nobel nv
Velperweg 76
P.O. Box 9300
6800 SB Arnhem
The Netherlands
Tel +31 26 366 43 43
Fax +31 26 366 49 40

Akzo Nobel nv
Corporate Media Relations, tel. +31 26 366 43 43
Contact: Tim van der Zanden

Safe Harbor Statement*
This press release may contain statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in one per cent or more of any class of “relevant securities” of ICI, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of ICI, they will be deemed to be a single person for the purposes of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of ICI by Akzo Nobel or ICI, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the Code, you should consult the Panel.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director External Reporting

Dated : August 9, 2007